O’Melveny & Myers LLP	T: +1 972 360 1900
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October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Klinko

Jenifer Gallagher

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 File No. 000-56648

Dear Mr. Klinko and Ms. Gallagher:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated September 20, 2024 setting forth the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on July 17, 2024 (the “Annual Report”).

This letter is being filed electronically via the EDGAR system today. Capitalized terms used but not otherwise defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the Fiscal Year ended December 31, 2023

Financial Statements

Note 12 - Explanation of the Restatement, page F-19

1.	We note the disclosures in advance of page one stating “the Company and its new auditing firm analyzed the previous 2022 financial statements and determined that there were reporting deficiencies,” and “the Company and its new auditing firm determined that the 2022 audit performed by Borgers should not be included in the 2023 filing,” and that based on those views you engaged the firm to also reaudit the 2022 financial statements.

You explain that you assessed the need for impairment of costs capitalized for the oil and gas properties and considered the potential expiration of the underlying mineral lease as a “triggering event,” including reference to the Orogrande Project, and that you decided to fully impair the costs because there was no assurance a renewal would be secured prior to the end of 2024, notwithstanding negotiations that were underway to extend the lease.

You state that “The new auditing firm recommends that this higher impairment is more in line with the standard practices within the oil and gas exploration industry during periods in which lease renewals are pending and subject to renewal.”

Please clarify for us the extent and nature of advisement received from the new audit firm as to the valuation and standard practices, including any criteria applied in determining that full impairment would be more in line with standard practices, and provide us with all written communications that you received from the new audit firm on this topic.

Please also clarify how your view of the approaching lease expiration date as a “triggering event” determined the scope and extent of the accounting procedures that you reference as being applied to examine the need for an impairment adjustment, in contrast to any procedures that you would have applied in the absence of this uncertainty.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

October 1, 2024

Response: In response to the Staff’s comment, the Company determined that it was in the best interest of the Company and its stockholders to engage a new independent public accounting firm, M&K CPAS, PLLC (the “Accounting Firm”). In connection with the previous 2022 audit, due consideration had not been given to the dry wells or uneconomic wells and, in connection with such audit, the fair value of the “unevaluated properties” subject to the mineral lease were written up. The Accounting Firm referred the Company to applicable guidance that would assist the Company’s management in its impairment analysis. Accordingly, the Company determined that it was in the best interest of the Company to prepare restated financial statements for the fiscal year ended December 31, 2022. The Accounting Firm, acting solely in its capacity as the Company’s independent registered accounting firm, issued its report on the restated financial statements for the 2022 fiscal year based on its audit of such restated financial statements for the fiscal year ended December 31, 2022 and audited the financial statements for the fiscal year ended December 31, 2023. The Accounting Firm reviewed materials provided by the Company that would customarily be considered in connection with a complete audit in compliance with the auditing standards of the Public Company Accounting Oversight Board, including historical data and information available at the time of the restatement audit with respect to the lack of revenue earned from the oil and natural gas property subject to the lease, and the uncertainty with respect to the renewal of the lease term. During the term of the lease beginning in April 2013 through the end of 2022, the Company had drilled multiple wells in the Orogrande Project, however, none of the wells were economic with proved reserves as of the end of fiscal year 2022, and with less than two years left on the lease term, the Company was significantly undercapitalized with substantial doubt as to its ability to continue as a going concern, which would impact the Company’s implementation of a drilling plan that would lead to positive cash flow before the end of the lease term. In addition, with respect to factors considered under ASC 932-360-35, the Company had negative cash flows from operations, a net loss for the fiscal years ended December 31, 2022 and 2023. As a result, the Company and its management determined that, based on the applicable GAAP standards for extractive activities, there was a triggering event with respect to the uncertainty of the mineral lease renewal and, since the mineral lease and the oil and natural gas properties subject thereto have always been identified as “unevaluated property” since the 2022 fiscal year and for all subsequent periods, the Company reasonably determined that such assets should have been fully impaired for the 2022 fiscal year and all subsequent periods.

The Company proposes to amend the Annual Report under the caption “Items Amended in this Filing” and Note 12 to the audited financial statements as reflected on Schedule 1 attached to this letter to clarify the basis for the restated financial statements and the revised impairment analysis.

2.	We understand from your various tabulations under this heading and the disclosures on page F-8 that you recognized an impairment of $80.7 million for the two-week successor period of 2022 in connection with the restatement, having the effect of eliminating the entire balance of your oil and natural gas properties account, and that an additional $27.2 million impairment was recognized during 2023, pertaining to similar costs that had been subsequently capitalized. We see that you had reported all such costs as unevaluated under the full cost method, and that the balance had accumulated to $119.5 million as of the end of your 2023 third fiscal quarter, prior to the restatement.

Please explain to us how you applied the accounting policy described in the second paragraph on page F-8, indicating costs capitalized for unevaluated properties are reviewed for impairment on at least a quarterly basis, to include considering seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plan, and political, economic, and market conditions, in concluding that all such costs were fully impaired.

Tell us how each criteria listed in your policy was considered relative to the Orogrande Project; it should be clear how you considered the status of properties, recent exploration work, the intentions expressed in your disclosures on pages 6 and F-11, stating the Company “…expects to exercise its option to extend the term under the DDU Agreement prior to its expiration,” and the financing arrangements described on pages 7, 12, 34, F- 11, and 57, which appear to have covered the wells drilled during 2023, and to have conveyed options for participants to fund similar activity during 2024.

Tell us the extent to which the well criteria for 2024 have been satisfied, the extent of any financing or indications of financing that you expect will enable an extension of the leases prior to year-end, and of all relevant dates corresponding to these matters. Please clarify whether you have subsequently secured an extension of the leases.

October 1, 2024

Response: In response to the Staff’s comment, the Company’s response to the Question 1 of this letter is incorporated herein by reference. The Company determined that the facts and conditions in relation to the uncertainty as to the expiration date of the mineral lease, the financing costs associated with the performance by the Company under the lease, the status of the drilling activities in respect of the minimum drilling requirements under the mineral lease and the drilling results remained unchanged; therefore, the assessment of the lease as “unevaluated property” was applicable to all subsequent quarterly periods during the fiscal year ended December 31, 2023 justifying the Company’s impairment analysis following the restatement audit. As part of the quarterly analysis to determine the impairment of the “unevaluated properties,” the Company assessed the remaining lease term, the commitment of a capital plan, meeting the drilling obligations under the lease, the lack of revenue derived from wells drilled in respect of such drilling obligations, and the fact that there was no additional seismic data available with respect to the oil and natural gas properties subject to the lease. Accordingly, the preponderance of evidence suggested that the full impairment of the oil and natural gas assets under the lease should have been applicable for the fiscal year ended December 31, 2022—an oversight that the Company determined warranted the restatement of the financial statements for such period.

As to the recognized impairment of the Company’s assets for the successor period in 2022, the Company determined that the impairment analysis applicable to the successor period should be based on the accumulated facts and conditions (as described above and in response to Question 1 of this letter) that existed with respect to the mineral lease prior to the time in which the Company became a standalone operating company following the spin-off from Meta Materials, Inc. in December 2022. For all periods following the successor period, the Company considered whether there were any changes to the applicability of the facts and circumstances informing its impairment analysis and, identifying none, believed that the continued policy of full impairment was appropriate and a reasonable conclusion since there is no carrying value of the wells and no reserves available to conduct a PV10 impairment test.

In further response to the Staff’s comment, the Company proposes to amend the disclosures of the Annual Report on page F-8 as reflected on Schedule 2 attached to this letter.

Note 11 - Subsequent Events, page F-18

3.	We note that you report having acquired four entities in March 2024 from Wildcat Partners SPV, LLC in exchange for 2,500,000 shares of your common stock and on page 19 of the 2024 first quarter interim report, you disclose that there was a concurrent arrangement with Magnetar Exploration L.P., under which it would acquire from you various interests in leases that you were acquiring in the transaction and that this associated transaction resulted in a gain on the sale amounting to $618,504.

Please explain to us how you concluded that your accounting for the acquisition resulted in fair value being ascribed to the assets acquired, considering the concurrent arrangement to sell the interests for cash consideration, and the guidance in FASB ASC 805-50-30-2, requiring measurement based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident and reliably measurable.

Please clarify how the bonus arrangements were formulated and considered in your valuation, identify the intended recipients, and describe any associations and relationships between those individuals or parties and the company and its officers. Provide us with the purchase agreements and sales agreements underlying these transactions; these should also be filed as exhibits to comply with Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, fair value was based on the value of the common stock of the Company that was issued in consideration for the acquisition, rather than the value of the Wildcat entities being acquired. From an accounting perspective, the Company considered three separate alternatives to determining the fair value: (i) comparable sales of interest in similarly-situated oil and gas properties, (ii) subsequent value that was derived from the transfer of the interests to Magnetar Exploration L.P., and (iii) the valuation of the Company’s common stock issued in the transaction based on the independent valuation report that was prepared in connection with the Company’s acquisition of additional working interest in the Orogrande Project. The Company relied upon an independent valuation report, and following various discussions between the Company’s management and legal counsel as to the reliability of such a measurement, the Company determined that the fair value of the consideration (i.e., the value of the Company’s common stock) was a reliable measurement.

In further response to the Staff’s comment with respect to the “bonus arrangement,” please refer to the proposed clarifying amendment to the disclosures on Schedule 3 that would be included in the amendment to the Annual Report and the amendment to the Quarterly Report on Form 10-Q for the first quarter of 2024. In addition, the Company will file the relevant agreements entered into in connection with the acquisition and sale transactions under Item 601(b)(10) with the amended Annual Report.

October 1, 2024

4.	We note that you report an “Adjustment to share value” of $12,428,719 in the column for Additional paid-in capital for the three months ended June 30, 2023, in the Statements of Stockholders’ Deficit on page 10 of your 2024 second quarter interim report. Tell us your rationale for this adjustment and explain to us why this has not been identified as part of a restatement, since it did not appear in your original report for this earlier period.

Response: The Company acquired additional working interest in the Orogrande Project in April 2023, and, during the course of the 2023 fiscal year audit, such transaction was examined, and a determination was made to change the per share value of the common stock issued in connection with such transaction and the change in impairment of the oil and natural gas assets as described in the Company’s responses to questions 1 and 2 in this letter. The Company relied upon the independent valuation report evaluating the Company’s common stock which aligned with the adjustment to the value of the Company’s common stock reported in the Quarterly Report on Form 10-Q for the second quarter of 2024.

From an accounting perspective, the adjustment to the value of the working interests acquired in 2023 and the impairment of oil and natural gas assets of the Company impacted the value of the Company’s common stock. For the Quarterly Report on Form 10-Q for the second quarter of 2024, the Company debited “property, plant & equipment” (PPE), credited “common stock” and credited “additional paid-in capital.” The amount debited to PPE then became part of the impairment adjustment to reduce the Orogrande Project assets to $0. As impairment expense closed at year end, the debited amount became part of Accumulated Deficit. There was no change that resulted in Total Stockholders’ Deficit, and, therefore, the Company did not address the adjustment to the value of common stock as part of the restatement rationale.

5.	Please explain to us why you have reported cash proceeds from the sale of assets of $1,141,142 as a financing activity in the Statements of Cash Flows on page 11 of your 2024 second quarter interim report, and how you considered this to be permissible considering the presentation guidance in FASB ASC 230-10-45-12.

Response: In response to the Staff’s comment, please refer to the proposed amendment to the Quarterly Report on Form 10-Q for the second quarter of 2024 on page 11 as reflected on Schedule 4 attached to this letter.

Controls and Procedures, page 46

6.	Given the nature of the restatement made in conjunction with the audit of your 2023 financial statements, and considering that your officers identified material weaknesses in your internal control over financial reporting, and determined that such controls were not effective as of year-end, tell us how disclosure controls and procedures were nevertheless considered to be effective; it should be clear how the substantial overlap discussed in Section II.D. of SEC Release 33-8238 was considered in formulating that view.

Response: In response to the Staff’s comment, please refer to the proposed amendment to Item 9A of the Annual Report on page F-22 as reflected on Schedule 5 attached to this letter.

October 1, 2024

Principal Accountant Fees and Services, page 58

7.	Please explain to us why you attribute all of the fees listed in the tabulation as paid to BF Borgers, CPA, since you report elsewhere having engaged M&K CPAS, PLLC, of Woodlands, Texas, to audit the 2022 and 2023 financial statements.

Provide us with a detailed description of the services provided by the independent accountant within the fourth category, corresponding to the $330,000 in fees for 2023, and submit the revisions that you propose to clarify the matter referenced above and to comply with paragraph (4) of Item 14 of Form 10-K, regarding the nature of the services.

Response: In response to the Staff’s comment, the Company did not engage the Accounting Firm until February 2024. Therefore, all fees billed to the Company during the years ended December 31, 2023 and 2022 are fees attributable to the engagement of the Company’s previous accounting firm. In further response to the Staff’s comment, please refer to the proposed amendment to Item 14 of the Annual Report on page 58 as reflected on Schedule 6 attached to this letter.

October 1, 2024

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted,

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Gregory McCabe

Chairman and Chief Executive Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

Cameron Taber, P.C.

1502 Augusta Drive, Suite 320

Houston, Texas 77057